Exhibit 4.18

License Agreement

This License Agreement (the “Agreement”), effective as of January 15th 2024 (the “Effective Date”), is entered into by and between BIRAD Research and Development Company Ltd., a company formed under the laws of Israel, having a place of business at Bar Ilan University, Ramat Gan 5290002, Israel (“BIRAD”) and Clearmind Medicine Inc., a company formed under the laws of the State of British Columbia Canada with offices at 101–1220 W 6 Ave, Vancouver, BC, V6H1A5 (“Licensee”).

WHEREAS, BIRAD is the technology commercialization subsidiary of Bar Ilan University (“BIU”) and has sole authority to manage and enter into commercialization agreements with respect to BIU-owned intellectual property rights; and

WHEREAS, the parties are party to that certain Sponsored Research Agreement, dated November 8, 2021, a copy of which is attached hereto as Exhibit D (the “SRA”), pursuant to which Professor Gal Yadid and members of his research team at BIU performed research project in collaboration with Licensee; and

WHEREAS, in the performance of such research, members of the BIU Team (as defined in the SPA) and Licensee’s team (on behalf of Licensee) jointly conceived a Joint Invention (as defined in the SPA) for which the parties have filed an application for a Joint Patent as defined below; and

WHEREAS, pursuant to the SPA, BIRAD granted Licensee an option to negotiate for an exclusive license under BIRAD’s rights in the Joint Patent to Inventions and Results (as defined in the SPA); and

WHEREAS, Licensee has exercised such option and BIRAD wishes to grant Licensee, and Licensee wishes to receive from BIRAD, such an exclusive license with respect to such intellectual property, all in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual covenants set forth herein, BIRAD and Licensee agree as follows:

1.	Definitions.

Whenever used in this Agreement with an initial capital letter, the terms defined in this Article 1, whether used in the singular or the plural, shall have the meanings specified below.

1.1.	“Affiliate” means, with respect to an entity, any person, organization or entity controlling, controlled by or under common control with, such party. For purposes of this definition only, “control” of another person, organization or entity shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the activities, management or policies of such person, organization or entity, whether through the ownership of voting securities, by contract or otherwise. Without limiting the foregoing, control shall be presumed to exist when a person, organization or entity (a) owns or directly controls fifty percent (50%) or more of the outstanding voting stock or other ownership interest of the other organization or entity or (b) possesses, directly or indirectly, the power to elect or appoint fifty percent (50%) or more of the members of the governing body of the organization or other entity. The parties acknowledge that in the case of entities organized under the laws of certain countries, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and that in such cases such lower percentage shall be substituted in the preceding sentence.

1.2.	“BIU Principal Investigator” means Prof. Gal Yadid, or such other principal investigator.

1.3.	“Calendar Quarter” means each of the periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31, for so long as this Agreement is in effect.

1.4.	“Covered” means, with respect to a given product, process, method or service, that a Valid Claim would (absent a license thereunder or ownership thereof) be infringed (directly, indirectly by contributory infringement or inducement to infringe) by the making, using, selling, offering for sale, importation or other exploitation of such product, process, method or service or (in the case of a product) by the practice or exploitation of the method such product is intended to practice. With respect to a claim of a pending patent application, “infringed” refers to activity that would infringe a Valid Claim in such application if it were contained in an issued patent. Cognates of the word “Covered” shall have correlative meanings.

1.5.	“Development and Commercialization Milestones” means the milestones for the development and commercialization of Licensed Products set forth in Exhibit A.

1.6.	“Development Plan” means the workplan for the development and commercialization of Licensed Products, as such plan may be prepared and adjusted from time to time pursuant to Section 3.1.

1.7.	“Exit Event” means any of the following: (a) the closing of a merger or acquisition transaction in which the controlling Licensee’s shareholders of record as constituted immediately prior to the merger or acquisition transaction, do not hold (directly or via their Affiliates, immediately following such transaction, more than fifty percent (50%) of the shares or of the general voting power of the surviving entity or acquiring corporation; (b) the closing of a transaction or series of related transactions, in which a person or entity who was not a shareholder, or Affiliate of a shareholder, of Licensee prior to the transaction or series of transactions, acquires 50% of more of the shares or voting power of Licensee, other than by arm’s-length equity financing in which Company issues shares representing less than fifty percent (50%) of the voting power of its security holders to professional investors which do not manage the day to day operation of the Company ; (c) the closing of sale, transfer or other disposition of all or substantially all of the assets of Licensee.

1.8.	“First Commercial Sale” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the date of the first commercial sale by a Licensee Party, for cash in an arm’s length transaction, of such Licensed Product to an unaffiliated third party for end use of such Licensed Product following the receipt of Regulatory Approval in the country of Sale. For clarity, sales or other distribution for (i) use in testing or (ii) provision of samples for test marketing or compassionate treatment purposes shall not be deemed “First Commercial Sale”.

1.9.	“Joint Patent/s” means the patent applications listed in Exhibit C which is jointly owned by BIRAD and the Licensee including the PCT and/or U.S. utility application claiming priority to such application(s) that are filed on or before the one-year conversion date of such application(s)

1.10.	“Joint Patent Rights” as defined in the SRA.

1.11.	“Licensee Party” means Licensee, any Affiliate of Licensee, any Sublicensee and any Affiliate of a Sublicensee.

1.12.	“Licensed Patent Rights” means BIRAD’s respective rights in the Joint Patent(s) (b) any patent or patent application that claims priority to and is a divisional, continuation, reissue, renewal, reexamination, substitution or extension of any patent application identified in (a); (c) any patents issuing on any patent application identified in (a)), including any reissues, renewals, reexaminations, substitutions or extensions thereof; (d) any claim of a continuation-in-part application or patent (including any reissues, renewals, reexaminations, substitutions or extensions thereof) that is entitled to the priority date of, and is directed specifically to subject matter specifically described in, at least one of the patents or patent applications identified in (a),; (e) any foreign counterpart (including PCTs) of any patent or patent application identified in (a), (b) or (c) or of the claims identified in (d).

1.13.	“Licensed Product” means any product or process or service for use the making, using or selling of which is Covered by a Valid Claim.

1.14.	“Non-Royalty Sublicense Income” means any payments or other consideration that Licensee or any of its Affiliates actually receives in connection with a Sublicense, other than royalties based on Sales. If Licensee or its Affiliate receives non-cash consideration in connection with a Sublicense or in the case of transactions not at arm’s length, Non-Royalty Sublicense Income will be calculated based on the fair market value of such consideration or transaction, at the time of the transaction, assuming an arm’s length transaction made in the ordinary course of business

1.15.	“Net Exit Proceeds” means any and all proceeds actually received as a result of such Exit Event by the Licensee (in the case of a sale of assets) or its shareholders (in the case of a sale of shares), less (i) amounts received as equity investments in Licensee between the Effective Date and the date of the Exit Event; and (ii) transaction costs, fees paid to investment bankers, reimbursement of loans, grants or carve out arrangements to employees and consultants

1.16.	“Net Sales” means gross amount of monies or cash equivalent or other consideration (not including VAT) that is invoiced and actually received by Licensee, Affiliate, or Sublicensees to unrelated third parties for sale or transfer of Licensed Products during the Term of this Agreement, less: (a) rebates and discounts, in each case to the extent actually paid or reimbursed, as per accepted in industry practices; (b) credits and allowances actually granted and taken on account of rejections, returns, or billing errors; (c) to the extent separately stated in the invoices, shipping cost associated with the Licensed Products only. No other deductions shall be made for commissions paid to individuals whether they be with independent sales agencies or regularly employed by Licensee or Sublicensees or on its payroll. A transfer of Licensed Product to a Sublicensee or Affiliate for end use but not resale by the Sublicensee or Affiliate shall be treated as the fair market value of the Licensed Products as if they were sold to an unrelated third party in similar quantities.

For the avoidance of doubt, Non-Royalty Sublicense Income, shall not be deemed included in Net Sales.

1.17.	“Patents” means ” national, regional and international patents and patent applications, including provisional applications, continuations, continuations-in-part, continued prosecution applications, divisionals, substitutions, reissues, additions, renewals, re-examinations, extensions, term restorations, confirmations, registrations, revalidations, revisions, priority rights, converted provisionals, requests for continued examination and supplementary protection certificates and pediatric drug exclusivity periods granted in relation thereto, as well as utility models, innovation patents, design patents, petty patents, patents of addition, inventor’s certificates, and equivalents in any country or jurisdiction and patents and any and all patents that have issued or in future issue from the foregoing patent applications.

1.18.	“Regulatory Approval” means with respect to a Licensed Product in a given country, all approvals from the relevant Regulatory Authority necessary to market and sell such Licensed Product in such country or jurisdiction.

1.19.	“Regulatory Authority” means any applicable government regulatory authority involved in granting approvals for the manufacturing and marketing of a Licensed Product, including, in the United States, the FDA, and in Europe, the EMA.

1.20.	“Results” means all data (including raw data), results, deliverables, materials, compositions, methods as defined in the SRA.

1.21.	“Sale” means the sale, lease or other transfer of Licensed Products. The terms “Sales” and “Sold” shall have the correlative meanings.

1.22.	“Sublicense” means: the right granted, license given or agreement entered into by Licensee to or with any other person or entity, under or with respect to or permitting any use of the Licensed Patent Rights or otherwise permitting the development, manufacture, marketing, distribution, use and/or sale of Licensed Products,; (b) any option or other right granted by Licensee to any other person or entity to negotiate for or receive any of the rights described under clause (a); for which grant (in section (a) and/or (b)), the recipient of the Sublicense is required to pay the Sublicense Income. For clarity, “Sublicense” does not include the engagement of third-party wholesale distributors who (1) purchase Licensed Products from a Licensee Party in arm’s length transaction and (2) do not pay Licensee Parties any consideration on account of such engagement other than the sales price of the Licensed Products sold by the Licensee Party to such third party.

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1.23.	“Sublicensee” means any entity granted a Sublicense (including without limitation a permitted further Sublicense under Section 2.3).

1.24.	“Sublicense Income” means any payments or other consideration that Licensee or any of its Affiliates receives in connection with a Sublicense. In the event that Licensee or an Affiliate of Licensee receives non-cash consideration in connection with a Sublicense or in the case of transactions not at arm’s length, Sublicense Income shall be calculated based on the fair market value of such consideration or transaction, at the time of the transaction, assuming an arm’s length transaction made in the ordinary course of business. The following shall not be included in the Sublicense Consideration: (i) amounts received by the Licensee which constitute royalties based on sales by Sublicensees in respect of which the Licensee is required to pay Royalties as set forth below; and (ii) amounts received and used by the Licensee for research and development of Products as can be shown by documented research or development program and budget.

1.25.	“Third Party License Payments” means payments that a Licensee Party is required to make to a third party on sales of a Licensed Product in a particular country, in order to obtain a license (after arm’s length negotiations) to patents owned or controlled by such third party that are legally required for the practice of the Licensed Patents Rights in such country (including any royalties, milestone payments or other licensing fees or receipts).

1.26.	“Valid Claim” means: (a) a claim of an issued and unexpired patent within the Licensed Patent Rights that has not been (i) held revoked, unenforceable, unpatentable or invalid by a decision of a court or governmental body of competent jurisdiction, (ii) rendered unenforceable through disclaimer or otherwise, (iii) abandoned or (iv) lost through an interference or opposition proceeding without any right of appeal or review; or (b) a pending claim of a pending patent application within the Licensed Patent Rights that (i) has been asserted and continues to be prosecuted in good faith and (ii) has not been abandoned or rejected.

2.	License.

2.1.	License Grants. Subject to the terms and conditions set forth in this Agreement, BIRAD on behalf of BIU hereby grants Licensee an exclusive, perpetual and irrevocable (subject to the termination provisions of this Agreement), worldwide, royalty-bearing license with the right to grant sublicenses (solely as set forth in Section 2.3), under BIU’s interest in the Licensed Patent Rights solely to do or have done research on, develop, have developed, manufacture, have manufactured, use, have used, offer for sale, have offered for sale, sell, have sold, import and have imported Licensed Products, and to otherwise dispose of, or exploit Licensed Products; provided however, that BIRAD retains the right, on behalf of itself, BIU and other not-for-profit research organizations, to practice the Licensed Patent Rights, for academic research and instruction (subject however to the provisions related to publications as set out below in this Agreement).

2.2.	Affiliates and Contractors. The license granted to Licensee under Section 2.1 includes the right to have some or all of Licensee’s rights under Section 2.1 exercised or performed by one or more of Licensee’s Affiliates and/or contractors on Licensee’s behalf and/or on behalf of an Affiliate of Licensee for Licensee’s benefit without such right being deemed a Sublicense; provided, however, that:

2.2.1.	no such Affiliate or contractor shall be entitled to grant, directly or indirectly, to any third party any right of whatever nature under, or with respect to, or permitting any use or exploitation of, any of the Licensed Patents Rights, including any right to develop, manufacture, market, sell or provide Licensed Products; and

2.2.2.	any act or omission taken or made by an Affiliate or contractor of Licensee under this Agreement will be deemed an act or omission by Licensee under this Agreement.

2.3.	Sublicenses.

2.3.1.	Sublicense Grant. Licensee will be entitled to grant Sublicenses under the license granted pursuant to Section 2.1 subject to the terms of this Section 2.3. Any such Sublicense shall be pursuant to written agreements which will be subject and subordinate to the terms and conditions of this Agreement and on terms and conditions in compliance with and not inconsistent with the terms of this Agreement. Such Sublicense agreements will contain, among other things, the following:

2.3.1.1.	all provisions necessary to ensure Licensee’s ability to perform the obligations under this Agreement;

2.3.1.2.	a section substantially the same as Section 10 (Indemnification), which also shall state that the Indemnitees (as defined in Section 10.1) are intended third party beneficiaries of such Sublicense agreement for the purpose of enforcing such indemnification;

2.3.1.3.	in the event of termination of the license set forth in Section 2.1 above, any existing Sublicense shall terminate to the extent of such terminated license;

2.3.1.4.	the Sublicensee shall be entitled to sublicense its rights under such Sublicense agreement, upon BIRAD’s pre-approval in writing and according to the terms and conditions of this Agreement; and

2.3.1.5.	the Sublicensee shall not be entitled to assign the Sublicense agreement without the prior written consent of BIRAD and Licensee, except that Sublicensee may assign the Sublicense agreement to a successor in connection with the merger, consolidation or sale of all or substantially all of its assets or that portion of its business to which the Sublicense agreement relates; provided, however, that any permitted assignee agrees in writing in a manner reasonably satisfactory to BIRAD and Licensee to be bound by the terms of such Sublicense agreement.

2.3.2.	Delivery of Sublicense Agreement. Licensee shall furnish BIRAD with a fully executed copy of any such Sublicense (including without limitation any permitted further Sublicense) agreement, promptly after its execution. BIRAD shall keep any such copies of Sublicense agreements in its confidential files and shall use them solely for the purpose of monitoring Licensee’s and Sublicensees’ compliance with their obligations hereunder and enforcing BIRAD’s rights under this Agreement.

2.3.3.	Breach by Sublicensee. Any act or omission by a Sublicensee that would have constituted a breach of this Agreement had it been an act or omission by Licensee, and which is not remedied by the Sublicensee within the cure period set forth in the Sublicense and which the Licensee has not made reasonable commercial efforts to have the Sublicensee promptly cure it, including by terminating the Sublicense, shall constitute a breach of this Agreement. Without limiting the foregoing, Licensee shall (a) cure such breach in accordance with Section 11.3.1 of this Agreement; or (b) enforce its rights by terminating such Sublicense Agreement in accordance with the terms thereof.

2.4.	No Other Grant of Rights. Except for the licenses to be expressly granted in accordance with this Agreement, nothing in this Agreement shall be construed to confer any ownership interest, license or other rights upon Licensee by implication, estoppel or otherwise as to any technology, intellectual property rights, products or materials of BIRAD, BIU or any other entity, regardless of whether such technology, intellectual property rights, products or materials are dominant, subordinate or otherwise related to any Licensed Patent Rights.

3.	Development and Commercialization.

3.1.	Diligence. Licensee shall use commercially reasonable efforts, including funding consistent therewith: (a) to develop Licensed Products; (b) to introduce Licensed Products into the commercial market; and (c) to market Licensed Products following such introduction into the market. Upon request, Licensee shall share with BIRAD its Development Plan/s in connection with the Licensed Products.

3.2.	Adjustments of Development Plans. Licensee may, from time to time, make such adjustments as Licensee believes, in its good faith judgment, are needed in order to improve Licensee’s ability to meet the Development Milestones. (“Development Plan/s”). The Development Plan/s may be modified from time to time by the Licensee as reasonably required in order to achieve the commercialization of a Product. All terms and conditions of the License and this Agreement shall apply to the modified Development Plan and subsequent Development Results.

3.3.	Reporting. Within reasonable time after the end of each calendar year, Licensee shall furnish BIRAD with a written report summarizing its efforts during the prior year to develop and commercialize Licensed Products, including without limitation: (a) research and development activities; (b) commercialization efforts; and (c) marketing efforts. Together with each report, Licensee shall provide BIRAD with copies of the then current Development Plans, that it shares with its Board of Directors.

4.	Consideration.

During the Term of this Agreement (as defined below in Section 11.1), Licensee shall pay to BIRAD the consideration set out in this Section 4.

4.1.	Milestone Payments. Licensee shall pay BIRAD the following milestone payments with respect to each Licensed Product to reach the applicable milestone, regardless of whether such milestone is achieved by or on behalf of Licensee or any other Licensee Party. For the purposes of Milestone Payments, one Licensed Product, as opposed to another Licensed Product, shall be defined by its medical indication and/or its active ingredients (i.e. if a Licensed Products is for an indication that is different than that of another Licensed Product and/or contains different active ingredient(s) than the other, such Licensed Products shall be deemed separate Licensed Products):

4.1.1.	One Hundred Thousand U.S. Dollars (US$100,000) shall become due upon First Commercial Sale, provided however, that such fee will be actually paid and transferred to BIRAD once the aggregate worldwide cumulative Net Sales of such Licensed Product amounts to One Million U.S. Dollars ($1,000,000); and

4.1.2.	An additional amount of Two Hundred Sixty Thousand U.S. Dollars (US$260,000) shall be due and payable to BIRAD once the aggregate worldwide cumulative Net Sales of such Licensed Product amounts to Ten Million U.S. Dollars (US$10Million); and

4.1.3.	An additional amount of Five Hundred Thousand U.S. Dollars (US$500,000) shall be due and payable to BIRAD once the aggregate worldwide cumulative Net Sales of such Licensed Product amounts to Fifty Million U.S. Dollars (US$50Million); and

4.1.4.	An additional amount of One Million U.S. Dollars (U.S.$1Million) shall be due and payable to BIRAD once the aggregate worldwide cumulative Net Sales of such Licensed Product amounts to One Hundred Million U.S. Dollars (US$100Million);

4.1.5.	Licensee shall notify BIRAD in writing within thirty (30) days after Licensee becomes aware of the achievement of each milestone described in this Section 4.2, and shall make the appropriate milestone payment within thirty (30) days thereafter.

The milestones set forth in this Section 4.1 are intended to be successive. If a Licensed Product is not required to undergo the event associated with a particular milestone for a Licensed Product (“Skipped Milestone”), such Skipped Milestone will be deemed to have been achieved upon the achievement by such Licensed Product of the next successive milestone (“Achieved Milestone”). Payment for any Skipped Milestone that is owed in accordance with this paragraph shall be due within thirty (30) days after Licensee becomes aware of the achievement of the Achieved Milestone.

Payments made on account of Sublicensing Income received by Licensee for a milestone achievement by Sublicensee shall be creditable against Milestone Payments. It is hereby clarified that the higher of the forgoing shall be payable.

4.2.	Royalties on Net Sales.

Licensee shall pay BIRAD an amount equal to One and a half Percent 1.5% of Net Sales (“Royalties”). Royalties under this Section 4.2 will be due on a, country-by-country, product by product basis until the latest of: (a) the expiration or termination of the last to expire Valid Claim that Covers the Licensed Product in the country in which such Licensed Product was Sold; and (b) fifteen (15) years following the First Commercial Sale of such Licensed Product in the country of Sale (“Royalty Term”)

4.3.	Non-Royalty Sublicense Income. Licensee shall pay BIRAD an amount equal to Ten percent (10%) of all Non-Royalty Sublicense Income. For the avoidance of doubt, no royalty shall be due in connection with Non-Royalty Sublicense Income other than the fee set out above.

4.4.	Third Party License Payments. In the event that a Licensee Party, is required to pay, and actually pays during the Royalty Period, Third Party License Payments on account of the Sale of Licensed Products, then unless otherwise agreed between the parties ,, the Licensee shall be entitled to offset 50% of such Third Party Royalty Payments against amounts due to BIRAD on account of Net Sales with respect to such Sales of such Licensed Product during the same period provided however, that in no event shall any payments due to BIRAD on account of any such Sales be reduced by more than fifty percent (50%) of the amount otherwise due under Section 6 on account of such Sales.

4.5.	At BIRAD’s request, the Licensee shall provide a certificate signed by an external auditor of the Licensee setting forth the amounts of such Third-Party License Payments, in order to enable BIRAD to verify the amounts to be deducted.

In the event that a Licensed Product is a Combination Product and the Licensee Party is required to pay Third Party License Payments with respect to such Combination Product, then the royalty payable by the Licensee following the adjustments set forth in this Section 6 and with respect to Combination Products shall not, in any event, be less than 50% of the royalty that would have been payable had such provisions not applied to such Licensed Product.

4.6.	Exit Fee for Exit Event. Upon an Exit Event described in clause (a), (b) or (c) of Section 1.7 (Definition of Exit Event), that includes the business activity of developing and commercialization of the Licensed Products (the “Targeted Business”) Licensee shall pay BIRAD an amount equal to one percent (1.25%) of the Licensee Ratio Value of the Targeted Business. For the purpose hereof, the “Ratio Value” shall mean the value of the Targeted Business out of the overall value of the entire business activity of the Licensee which is the subject matter of the Exit Event, as shall be determined by third party expert appraiser to be agreed upon by the Parties. The appraisal shall be at the Licensee’s expense. By way of example only: if the Ratio Value of the Targeted Business Activity is 20% of the overall value of the entire business activity which is the subject matter of the Exit Event, then BIRAD shall be entitled to receive 1.25% of 20% of the Net Exit Proceeds. For the avoidance of doubt, Exit Fee for deferred or contingent portions of the Next Exit Proceeds, shall be made only upon the actual receipt of the portions by the Licensee or its shareholders, as applicable.

For the avoidance of doubt, the consideration for the Exit Event shall be paid only with respect to the first Exit Event to occur, involving the Targeted Business. Any additional Exit Event thereafter, if any, shall not be subject to any payment.

5.	Reports; Payments; Records.

5.1.	Reports and Payments.

5.1.1.	Reports. Within thirty (30) days after the conclusion of each Calendar Quarter commencing with the first Calendar Quarter in which Net Sales are generated or Non-Royalty Sublicense Income is received, Licensee shall deliver to BIRAD a report containing the following information (in each case, with a Licensed Product-by-Licensed Product breakdown):

5.1.1.1.	the number of units of Licensed Products Sold by Licensee Parties for the applicable Calendar Quarter;

5.1.1.2.	the gross amount billed, receipted or invoiced for Licensed Products Sold by Licensee Parties during the applicable Calendar Quarter;

5.1.1.3.	a detailed accounting of all Non-Royalty Sublicense Income received during the applicable Calendar Quarter; and

5.1.1.4.	the total amount payable to BIRAD in New Israel Shekels or USD or Euro (according to the currency received by the Licensee) on Net Sales and Non-Royalty Sublicense Income for the applicable Calendar Quarter, together with the exchange rates used for conversion.

Each such report shall be certified on behalf of Licensee by a senior officer of Licensee as true, correct and complete in all material respects. If no amounts are due to BIRAD for a particular Calendar Quarter, the report shall so state.

5.2.	Payment. Within thirty (30) days after the submission of the Quarterly reports, Licensee shall pay BIRAD all amounts due for the applicable Calendar Quarter. Payment will be made against an invoice issued by BIRAD.

Notwithstanding the above, in the event that an Exit Fee is due, then subject to any contractual or legal limitations on the distribution of such fees, it shall be paid within up to sixty (60) days of receipt of the consideration from the Exit Event.

5.3.	Payment Currency. All payments due under this Agreement will be paid in Israeli New Shekels or USD or Euro (according to the currency received by the Licensee). Conversion of foreign currency to Israeli New Shekel will be made at the conversion rate published by the Bank of Israel for the last working day of the applicable Calendar Quarter. Such payments will be without deduction of exchange, collection or other charges.

5.4.	Records. Licensee shall maintain, and shall cause other Licensee Parties (who make, use, offer to sell, sell or import Licensed Products) to maintain, complete and accurate records of Licensed Products that are made, used or Sold, any amounts payable to BIRAD in relation to such Licensed Products and all Non-Royalty Sublicense Income received by Licensee and/or its Affiliates, which records shall contain sufficient information to permit BIRAD to confirm the accuracy of any reports or notifications delivered to BIRAD under Section 5.1. Licensee and the relevant Licensee Parties shall retain such records relating to a given Calendar Quarter for at least three (3) years after the conclusion of that Calendar Quarter, during which time BIRAD shall have the right, at its expense, to cause an independent, certified public accountant (or, in the event of a non-financial audit, other appropriate auditor) to inspect such records during normal business hours for the purposes of verifying the accuracy of any reports and payments delivered under this Agreement and Licensee’s compliance with the terms hereof. Such accountant or other auditor, as applicable, shall not disclose to BIRAD any information other than information relating to the accuracy of reports and payments delivered under this Agreement. The parties shall reconcile any underpayment or overpayment within thirty (30) days after the accountant delivers the results of the audit. In the event that any audit performed under this Section 5.4 reveals an underpayment in excess of five percent (3%) in any calendar year, the audited entity shall bear the full cost of such audit. BIRAD may exercise its rights under this Section 5.4 only once every year per audited entity and only with reasonable prior notice to the audited entity.

5.5.	Late Payments. Any payments by Licensee that are not paid on or before the date such payments are due under this Agreement and Licensee has not cured such failure within an additional period of 30 days, then the payments shall bear interest at the lower of (a) one- and one-half percent (1.5%) per month and (b) the maximum rate allowed by law. Interest shall accrue beginning on the seventh day following the due date for payment and shall be compounded quarterly. Payment of such interest by Licensee shall not limit, in any way, BIRAD’s right to exercise any other remedies BIRAD may have as a consequence of the lateness of any payment.

5.6.	Payment Method. Each payment due to BIRAD under this Agreement shall be paid by wire transfer of funds to BIRAD’s account in accordance with written instructions provided by BIRAD. If made by wire transfer, such payments shall be marked so as to refer to this Agreement.

5.7.	VAT; Withholding and Similar Taxes. All amounts to be paid to BIRAD under this Agreement are exclusive of Value Added Tax. Licensee shall add value added tax, to the extent required by applicable law, to all such amounts. All amounts to be paid to BIRAD pursuant to this Agreement shall be without deduction of exchange, collection, or other charges, and, specifically, without deduction of withholding or similar taxes or other government-imposed fees or taxes.

6.	Patent Filing, Prosecution and Maintenance.

6.1.	Control. Licensee shall be responsible for the preparation, filing, prosecution, protection and maintenance of the Joint Patent, using independent patent counsel reasonably acceptable to BIRAD. Licensee shall: (a) keep BIRAD informed) relating to any such Licensed Patent Rights from the United States Patent and Trademark Office (“USPTO”) and any other patent office; (b) give BIRAD an opportunity to review the text of each patent application before filing; (c) consult with Licensee with respect thereto; (d) supply BIRAD with a copy of the application as filed, together with notice of its filing date and serial number; and (e) keep Licensee advised of the status of actual and prospective patent filings.

6.2.	The Parties shall assist each other in all respects relating to the preparation of documents for the registration of any patent or any patent-related right upon the request of the other Party. Both Parties shall take all appropriate action in order to assist the other to extend the duration of a Joint Patent or obtain any other extension obtainable under law, to maximize the scope of the protection afforded by the Joint Patent(s).

6.3.	Each Party shall give the other Party immediate notice of any approach made to it by a patent examiner or attorney in connection with any material matter relating to a Joint Patent. A Party’s reply to such approaches shall be made after consultation between the Parties as set out in Section 6.2 above.

7.	Abandonment of Patent Rights.

7.1.	Abandonment. If Licensee decides that it does not wish to pay for the preparation, filing, prosecution, protection or maintenance of any Licensed Patent Rights or Joint Patent Rights in a particular country (“Abandoned Patent Rights”), Licensee shall provide BIRAD with prompt written notice of such election, but in any event at least sixty (60) days prior to the applicable deadline for the filing of an application or responding to an office action in such country. Upon receipt of such notice by BIRAD, Licensee shall be released from its obligation to reimburse BIRAD for the expenses incurred thereafter as to such Abandoned Patent Rights; provided, however, that expenses authorized prior to the receipt by BIRAD of such notice shall be deemed incurred prior to the notice.

7.2.	Effect of Abandonment of Licensed Patent Rights. If such Abandoned Patent Rights are BIU Research Patent Rights (“Abandoned Licensed Patent Rights”), BIRAD, in its sole discretion, may choose to terminate any license granted by BIRAD to Licensee hereunder with respect to such Abandoned Licensed Patent Rights (and any subsequently-filed patent application or patent that claims priority thereto) and related Results with respect to the country of such Abandoned Licensed Patent Rights. If BIRAD so chooses and continues to pay for the preparation, filing, prosecution, protection and maintenance of such Abandoned Licensed Patent Rights, any license granted by BIRAD to Licensee with respect to such Abandoned BIU Patent Right (and any subsequently-filed patent application or patent that claims priority to it) will terminate, and Licensee will have no rights whatsoever to exploit such Abandoned BIU Patent Right. BIRAD shall then be free, without further notice or obligation to Licensee, to grant rights in and to such Abandoned BIU Patent Right and Results to third parties with respect to such countries.

7.3.	Effect of Abandonment of Joint Patent Rights. If such Abandoned Patent Rights are Joint Patent Rights (“Abandoned Joint Patent Rights”), BIRAD, in its sole discretion, may choose to terminate any license granted by BIRAD to Licensee hereunder with respect to such Abandoned Joint Patent Rights (and any subsequently-filed patent application or patent that claims priority thereto). If BIRAD exercises its right to terminate the license with respect to such Abandoned Joint Patent Rights and continues to pay for the preparation, filing, prosecution, protection and maintenance of such Abandoned Joint Patent Rights, BIRAD thereafter shall have the right to practice and exploit the Abandoned Joint Patent Rights without any duty to account to Licensee or any obligation to obtain any consent or approval of Licensee for such use and exploitation, and Licensee shall have the right to practice the subject matter of such Abandoned Joint Patent Rights for internal research purposes only without any duty to account to BIRAD or any obligation to obtain any consent or approval of BIRAD. In such case, BIRAD also shall be free, without further notice or obligation to Licensee, and Licensee will be deemed to have granted BIRAD an exclusive license, to grant rights in and to such Abandoned Joint Patent Rights (and any subsequently-filed patent application or patent that claims priority thereto) to third parties, subject to Licensee’s right to practice the subject matter of such Abandoned Joint Patent for research purposes.

7.4.	Marking. Licensee shall, and shall require other Licensee Parties to, mark all License Products sold or otherwise disposed of in such a manner as to conform with the patent laws and practice of the country to which such products are shipped or in which such products are sold for purposes of ensuring maximum enforceability of Licensed Patent Rights in such country.

8.	Enforcement of Patent Rights.

8.1.	Notice. In the event either party becomes aware of any possible or actual infringement of any Licensed Patent Rights with respect to Licensed Products (an “Infringement”), that party shall promptly notify the other party and provide it with details regarding such Infringement.

Suit by Licensee. Licensee, or its Affiliates, shall have the exclusive right, but not the obligation, to take an action in its own name and own expense, in the prosecution, prevention, or termination of any Infringement. Before Licensee commences an action with respect to any Infringement, Licensee shall consider in good faith the views of BIRAD and potential effects on the public interest in making its decision whether to sue. Should Licensee elect to bring suit against an Infringer, Licensee shall keep BIRAD reasonably informed of the progress of the action and shall give BIRAD a reasonable opportunity to consult with Licensee and offer its views about major decisions affecting the litigation. Licensee shall give careful consideration to those views, but shall have the right to control the action; provided, however, that if Licensee fails to defend in good faith the validity and/or enforceability of the Licensed Patent Rights in the action or, or if Licensee’s license to the Licensed Patent Rights in the suit terminates, BIRAD may elect to take control of the action pursuant to Section 8.2. Should Licensee elect to bring suit against an Infringer and BIRAD is legally indispensable party to such action, and hence is joined as party plaintiff in any such suit, the expenses of such suit or suits that Licensee elects to bring, including any expenses of BIRAD incurred in conjunction with the prosecution of such suits or the settlement thereof, shall be paid for entirely by Licensee and Licensee shall hold BIRAD free, clear and harmless from and against any and all costs of such litigation, including attorney’s fees . Licensee shall not compromise or settle such litigation in a manner that would adversely affect the validity, scope or enforceability of the Licensed Patent Rights, or that would admit fault or wrongdoing by, or impose liability on BIRAD or BIU or any of their respective employees, students or other researchers, without the prior written consent of BIRAD. In the event Licensee exercises its right to sue pursuant to this Section 8.1, it shall first reimburse itself out of any sums recovered in such suit or in settlement thereof for all costs and expenses of every kind and character, including reasonable attorney’s fees, necessarily incurred in the prosecution of any such suit. If, after such reimbursement, any funds shall remain from said recovery, then BIRAD shall receive an amount equal to the consideration of (10%) of such funds and the remaining eighty percent (90%) of such funds shall be retained by Licensee.

8.2.	Suit by BIRAD. If Licensee does not take an action in the prosecution, prevention, or termination of any Infringement pursuant to Section above, and has not commenced negotiations with the infringer for the discontinuance of said Infringement, within ninety (90) days after receipt of notice to Licensee by BIRAD of the existence of an Infringement, BIRAD may elect to do so. Should BIRAD elect to bring suit against an infringer and Licensee is joined as party plaintiff in any such suit, Licensee shall have the right to approve the counsel selected by BIRAD to represent BIRAD and Licensee, such approval not to be unreasonably withheld. The expenses of such suit or suits that BIRAD elects to bring, including any expenses of Licensee incurred in conjunction with the prosecution of such suits or the settlement thereof, shall be paid for entirely by BIRAD and BIRAD shall hold Licensee free, clear and harmless from and against any and all costs of such litigation, including attorney’s fees. BIRAD shall not compromise or settle such litigation in a manner that would adversely affect the validity, scope or enforceability of the Licensed Patents, or that would admit fault or wrongdoing by, or impose liability on Licensee without the prior written consent of Licensee. In the event BIRAD exercises its right to sue pursuant to this Section 8.1, it shall first reimburse itself out of any sums recovered in such suit or in settlement thereof for all costs and expenses of every kind and character, including reasonable attorney’s fees, necessarily incurred in the prosecution of any such suit. If, after such reimbursement, any funds shall remain from said recovery, then Licensee shall receive an amount equal to twenty percent (10%) of such funds and the remaining eighty percent (90%) of such funds shall be retained by BIRAD.

8.3.	Cooperation. Each party agrees to cooperate fully in any action pursuant to this Section 8 that is controlled by the other party, provided that the controlling party reimburses the cooperating party promptly for any reasonable costs and expenses incurred by the cooperating party in connection with providing such assistance.

8.4.	Standing. If a party lacks standing and the other party has standing to bring any such suit, action or proceeding, then such other party shall do so or shall joint the suit at the request of and at the expense of the party that lacks standing, including executing all papers and performing such other acts as may be reasonably required in the circumstances.

8.5.	Declaratory Judgment. If a declaratory judgment action is brought naming a Licensee Party as a defendant and alleging invalidity or unenforceability of any claims within the Joint Patent, Licensee shall promptly notify BIRAD in writing and BIRAD may elect, upon written notice to Licensee within thirty (30) days after BIRAD receives notice of the commencement of such action, to take over the sole defense of the invalidity and/or unenforceability aspect of the action at its own expense.

9.	Warranties; Limitation of Liability

9.1.	Compliance with Law. Licensee represents, warrants and covenants that it will comply, will ensure that its Affiliates comply and will ensure that its Sublicensees undertake to comply with all local, state, and international laws and regulations relating to the development, manufacture, use, sale and importation of Licensed Products. Without limiting the foregoing, Licensee represents, warrants and covenants that it will comply, will ensure that its Affiliates comply and will ensure that Sublicensees undertake to comply, with all applicable export control laws and regulations.

9.2.	General Representations and Warranties. Each of the parties hereto represents and warrants to the other party that: (i) it has all requisite corporate power, right and capacity to execute and deliver this Agreement and to carry out and perform its obligations hereunder; (ii) all corporate action on its part necessary for the authorization, execution, delivery and performance of this Agreement have been taken; and (iii) this Agreement, when executed and delivered by it, will constitute valid and legally binding obligations of it, enforceable against it in accordance with its terms. Each of the parties hereto represents and warrants to the other party that: (i) neither the execution and delivery nor the performance of the Agreement and license granted herein will conflict with, or result in, a violation of, or constitute a default under, any agreement, indenture or other instrument to which that party is a party or by which it is bound; (ii) the performance by it of its obligations hereunder will not violate any law, rule, administrative regulation, order or decree of any court, or of any governmental agency or body having jurisdiction over it or applicable to it.

9.3.	Warranties; Disclaimer of Other Warranties.

BIRAD hereby represents and warrants to the Licensee that as of the Effective Date, (i) it has the right to enter into this Agreement and grant the License to the Licensee pursuant to this Agreement; (ii) the License granted to the Licensee as contemplated in this Agreement, once granted, shall be valid and enforceable and shall remain the same during the term of this Agreement; (iii) it has not granted, and shall not grant, any rights in or to Licensed Patent Rights or in the Joint Patent which are inconsistent with the rights granted to the Licensee under this Agreement.

9.4.	EXCEPT AS SET FORTH ABOVE, NEITHER PARTY MAKES ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO ANY MATTER RELATING TO THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION: RESULTS; THE PERFORMANCE, CONDITION, ORIGINALITY OR ACCURACY OF THE RESEARCH; THE AVAILABILITY OF LEGAL PROTECTION FOR INVENTIONS OR ANY OTHER WORK PRODUCT OF THE RESEARCH; OR THE VALIDITY OR ENFORCEABILITY OF ANY PATENT RIGHTS.

9.5.	NEITHER PARTY MAKES ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE FOR ANY RESULTS, OR THAT THE USE OF THE RESEARCH RESULTS OR THE PRACTICE OF INVENTIONS OR THE DEVELOPMENT, MANUFACTURE, USE, SALE OR IMPORTATION OF ANY LICENSED PRODUCT, OR ANY ELEMENT THEREOF, WILL NOT INFRINGE THE PATENT OR PROPRIETARY RIGHTS OF ANY THIRD PARTY.

9.6.	EXCEPT AS SET FORTH ABOVE, NEITHER PARTY MAKES ANY WARRANTY WITH RESPECT TO ANY TECHNOLOGY, PATENTS, GOODS, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THE LICENSE AGREEMENT AND HEREBY DISCLAIMS WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT WITH RESPECT TO ANY AND ALL OF THE FOREGOING.

9.7.	Limitation of Liability.

9.7.1.	Except with respect to matters for which Licensee is obligated to indemnify Indemnitees under Section 10 and breach by a party of its respective confidentiality obligations under Section 12, neither party will be liable to the other with respect to any subject matter of this Agreement under any contract, negligence, strict liability or other legal or equitable theory for (a) any indirect, incidental, consequential or punitive damages or lost profits or (b) cost of procurement of substitute goods, technology or services.

9.7.2.	Each Party’s aggregate liability for all damages of any kind arising out of or relating to this Agreement or its subject matter shall not exceed the amounts paid to BIRAD under this Agreement, except that Licensee’s liability for damages of any kind arising out of or relating to the Licensed Products shall be unlimited.

10.	Indemnification.

10.1.	Indemnity. Licensee shall indemnify, defend and hold harmless BIRAD, BIU and BIU Principal Investigator and their respective current and former directors, governing board members, trustees, officers, faculty, professional staff, employees, students, and agents and their respective successors, heirs and assigns (collectively, the “Indemnitees”) from and against any claim, liability, cost, expense, damage, deficiency, loss or obligation or any kind or nature (including, without limitation, reasonable attorney’s fees and other costs and expenses of litigation) (collectively, “Claims”), resulting from or arising out of the exercise of the rights granted to Licensee under this Agreement, including without limitation any cause of action relating to product liability concerning any product, process, or service made, used or sold pursuant to any right or license granted under this Agreement.

10.2.	Procedures. If any Indemnitee receives notice of any Claim, such Indemnitee shall, as promptly as is reasonably possible, give Licensee notice of such Claim; provided, however, that failure to give such notice promptly shall only relieve Licensee of any indemnification obligation it may have hereunder to the extent such failure diminishes the ability of Licensee to respond to or to defend the Indemnitee against such Claim. The relevant Indemnity shall cooperate with the Licensee regarding the response to and the defense of any such Claim and Licensee shall, upon its acknowledgment in writing of its obligation to indemnify the Indemnitee, be entitled to and shall assume the defense or represent the interests of the Indemnitee in respect of such Claim, that shall include the right to select and direct legal counsel and other consultants to appear in proceedings on behalf of the Indemnitee and to propose, accept or reject offers of settlement, all at its sole cost; provided, however, that to the extent the settlement imposes on the Indemnitee obligations inconsistent or beyond the obligations set out in this Agreement, or otherwise amend the consideration set out under this Agreement - such settlement shall be made only with the written consent of the Indemnitee, such consent not to be unreasonably withheld.

10.3.	Insurance. Licensee shall, at its sole cost and expense, procure and maintain insurance that is reasonably adequate to fulfill any potential obligation to the Indemnitees under this Section 10, taking into consideration, among other things, the nature of the products commercialized. Without limiting the foregoing, beginning at the time any Licensed Product is being sold, leased, otherwise transferred or provided, such insurance shall include commercial liability insurance in amounts standard in the industry. Such insurance shall be obtained from a reputable insurance Licensee. BIRAD shall be added as additional insured party under such insurance policy. Licensee hereby undertakes to comply punctually with all obligations imposed upon it under such policy(ies), including without limitation the obligation to pay in full and punctually all premiums and other payments due under such policy(ies). Licensee shall provide BIRAD, upon request, with written evidence of such insurance. Licensee shall continue to maintain such insurance after the expiration or termination of the license granted by Licensee during any period in which any Licensee Party continues to make, use, or sell Licensed Products, and thereafter for a period of seven (7) years.

11.	Term and Termination.

11.1.	Term. The term of this Agreement shall commence upon the Effective Date and, unless earlier terminated in accordance with the provision of this Section 11, shall continue in full force and effect until the last-to-expire Valid Claim of a Joint Patent. Following the expiration of the License agreement in accordance with this Section 111.1 (and provided the license has not been earlier terminated pursuant to any of the provisions of Section 11.2.2, in which case the provisions of Section 11.3 will apply), the licenses granted to Licensee pursuant to Section 2.1 with respect to BIRAD’s rights in the Joint Patent, shall become fully-paid up and non-exclusive license, and Licensee and any Sublicensee or successor in interest as a result of an Exit Event shall be relived and forever released from any payment obligations set out in this Agreement towards BIRAD ( other than for consideration incurred during the Term).

11.2.	Termination.

11.2.1.	Termination Without Cause. Licensee will be entitled to terminate this Agreement upon ninety (90) days prior written notice to BIRAD.

11.2.2.	Termination for Patent Challenge. BIRAD will be entitled to terminate this Agreement immediately upon written notice to Licensee if Licensee commences an action in which it challenges the validity, enforceability or scope of BIU’s rights in the Joint Patent(s).

11.3.	Termination for Default.

11.3.1.	In the event that either party commits a material breach of its obligations (“Breaching Party”) under this Agreement and fails to cure that breach within sixty (60) days after receiving written notice thereof (“Cure Period”), the other party will be entitled to terminate this Agreement immediately upon written notice to the party in breach.

11.3.2.	Notwithstanding the above, in the event that the allegedly Breaching Party in good faith disputes such material breach, or contends that such breach is not sufficient to justify the remedy of termination, and provides written notice of such dispute detailing the reasons for such dispute (the “Dispute Notice”) to the other Party (the “Nonbreaching Party”) within the Cure Period, the non-breaching Party may not terminate this Agreement unless, and until the following procedure has been exhausted:

(i)	For a period of thirty (30) days starting on the Non-breaching Party’s receipt of the Dispute Notice – the Parties will attempt to settle the dispute through discussions and negotiation in good faith and a spirit of cooperation.

(ii)	If at the end of the thirty (30) days period, the Parties failed to settle the dispute, the Parties will submit the dispute to mediation by a mutually acceptable mediator(s) chosen by the Parties. Neither party will unreasonably withhold, delay, or condition its consent to the selection of any mediator. The Parties will use best efforts to resolve the dispute within ninety (90) days as of the date of the start of the mediation. The mediator shall also decide, which Party shall bear the costs of such mediation. In the event that the mediation is terminated without resolving the matters in dispute, and subject to a counter court order, if any, the non-breaching Party shall have the right to terminate the License.

(iii)	The use of mediation procedures will not be construed under the doctrines of laches, waiver, or estoppel to affect adversely the rights of either Party. Nothing in this Section 11.3 will prevent either Party from resorting to judicial proceedings if: (i) good faith efforts to resolve the dispute have been unsuccessful; or (ii) interim relief from a court is necessary to prevent irreparable injury to a Party or to a third party.

11.3.3.	Bankruptcy. BIRAD will be entitled to terminate this Agreement upon notice to Licensee if Licensee becomes is under a court order for liquidation, or has been actually liquidated, or has ceased business as a going concern (as such term is defined in acceptable accounting principles).

11.4.	Effect of Termination.

11.4.1.	Termination of Rights. Upon termination of this Agreement by either party pursuant to any provision of Section 11.2 and 11.3: (a) the rights and licenses granted to Licensee pursuant to this Agreement shall terminate; and (b) neither party may practice BIRAD’s rights in the Join Patent, for the commercial manufacture of products or services within the Field, nor grant any rights with respect thereto to any third party, except as may be expressly permitted in another agreement entered into by the parties; (c) any existing agreements that contain a Sublicense shall terminate to the extent of such Sublicense; provided, however, that, such Sublicensee shall have the right to seek and obtained immediate and automatic license from BIRAD on substantially the same terms as those contained in such Sublicense agreement, provided that such terms are in line with the terms of this Agreement; shall be amended, if necessary, to the extent required to ensure that such Sublicense agreement does not impose any obligations or liabilities on BIRAD which are not included in this Agreement; and (c) Licensee shall no longer be under any obligation to pay BIRAD any consideration other than for amounts accruing during the term of the Agreement prior to its termination

11.4.2.	Accruing Obligations. Termination or expiration of this Agreement shall not relieve the parties of obligations accruing prior to such termination or expiration, including obligations to pay amounts accruing hereunder up to the date of termination or expiration. After the date of termination except in the case of termination by BIRAD in accordance with any of the provisions of Section 11.2 and 11.3 , Licensee Parties (a) may sell Licensed Products then in stock and (b) may complete the production of Licensed Products then in the process of production and sell the same; provided that, in the case of both (a) and (b), Licensee shall pay the applicable royalties and payments to BIRAD in accordance with Section 6, provide reports and audit rights to BIRAD pursuant to Section 5 and maintain insurance in accordance with the requirements of Section 9.3.

11.4.3.	Survival. The parties’ respective rights, obligations and duties set forth in Sections 5 (with respect to Sales made prior to termination or in accordance with Section 10.3.2), 9.7, 10, 11.4, 12, 13.1, 13.4 and 13.5] as well as any rights, obligations and duties which by their nature extend beyond the expiration or termination of this Agreement, shall survive any expiration or termination of this Agreement.

12.	Confidential Information.

12.1.	BIRAD Confidential Information. Licensee agrees that, without the prior written consent of BIRAD during the period of this Agreement and for a period of seven (7) years thereafter, it will keep confidential, and not disclose or use BIU Confidential Information (as defined below) other than for the purposes of this Agreement. Licensee shall treat such BIU Confidential Information with the same degree of confidentiality as it keeps its own confidential information, but in all events no less than a reasonable degree of confidentiality. Licensee may disclose Confidential Information only to employees, consultants and contractors of Licensee Parties who have a “need to know” such information in order to enable Licensee to exercise its rights or fulfill its obligations under this Agreement and agree to protect BIU Confidential Information in accordance with this Agreement. For purposes of this Agreement, “BIU Confidential Information” means Research Results, Research Inventions (as defined in the SRA), any other scientific or technical information relating to the subject matter of this Agreement and any business or financial information (including without limitation the terms of this Agreement) that is disclosed by or on behalf of BIRAD or BIU, or BIU Principal Investigator (including by any member of the BIU Principal Investigator’s team members) to Licensee that is visibly marked or otherwise indicated as confidential or proprietary, or that the Receiving Party should reasonably understand is confidential to BIRAD or BIU, except in each case to the extent such information: (i) was known to Licensee at the time it was disclosed, other than by previous disclosure by or on behalf of BIRAD or BIU, as evidenced by written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement; (iii) is lawfully and in good faith made available to Licensee by a third party who is not subject to obligations of confidentiality to BIRAD nor BIU with respect to such information; or (iv) is independently developed by Licensee without the use of or reference to BIU Confidential Information, as demonstrated by documentary evidence.

12.2.	Licensee Confidential Information. BIRAD agrees that, without the prior written consent of Licensee during the term of this Agreement and for a period of seven (7) years thereafter, it will keep confidential, and not disclose or use Licensee Confidential Information (as defined below) other than for the purposes of this Agreement. BIRAD shall treat such Licensee Confidential Information with the same degree of confidentiality as it keeps its own confidential information, but in all events no less than a reasonable degree of confidentiality. BIRAD may disclose Licensee Confidential Information only to employees, consultants and contractors of BIRAD or of its Affiliates who have a “need to know” such information in order to enable BIRAD or the BIRAD team to exercise their rights or fulfill their obligations under this Agreement, and agree to protect Licensee Confidential Information in accordance with this Agreement. For purposes of this Agreement, “Licensee Confidential Information” means (a) information that is marked as confidential (or, if disclosed orally or in intangible form, that is summarized in a writing that is marked as confidential and delivered to the recipient within thirty (30) days after disclosure) and that is disclosed by or on behalf of Licensee to BIRAD or to the BIU Principal Investigator in connection with the Research, (b) the invention disclosures provided by Licensee in accordance with Section 3.3, (c) Sublicense Agreements delivered in accordance with Section 4.3.2, (d) diligence reports provided pursuant to Section 5.3 and (e) reports provided pursuant to Section 7.1, in each case except to the extent such information: (i) was known to BIRAD or BIU at the time it was disclosed, other than by previous disclosure by or on behalf of Licensee, as evidenced by written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement; (iii) is lawfully and in good faith made available to BIRAD by a third party who is not subject to obligations of confidentiality to Licensee with respect to such information; or (iv) is independently developed by BIRAD without the use of or reference to Licensee Confidential Information, as demonstrated by documentary evidence.

12.3.	Disclosures Required by Law. Notwithstanding the above, if required by law, a party has to disclose the Confidential Information of the other party to a governmental authority or by order of a court of competent jurisdiction, provided that (a) the receiving party shall immediately notify the other party and take reasonable steps to assist the other party in contesting such request, requirement or order or otherwise protecting the other party’s rights and (b) receiving party shall limit the scope of such disclosure only to such portion of the Confidential Information that it is legally required to disclose.

13.	Miscellaneous.

13.1.	Use of Name. Licensee shall not, shall ensure that its Affiliates shall not and shall require that Licensee Parties shall not, use the name or insignia of BIU or BIRAD or the name of any of BIU’s or BIRAD’s officers and the researcher/s according to the SRA, or any adaptation of such names, in any advertising, promotional or sales literature, including without limitation any press release or any document employed to obtain funds, without the prior written approval of BIRAD.

13.2.	Licensee- A Public Licensee. Notwithstanding the confidentiality provisions in Section 12 above, and the provisions of Section 13.1 above (“Use of Name”) BIRAD and BIU acknowledge and agree that Licensee is a publicly traded Licensee in the Israeli and Canadian stock exchanges, and in Nasdaq. As such, Licensee shall have the right, to disclose the names of BIU, BIRAD, and the Researcher in the SRA in prospectus or in reports to such stock exchanges. In addition, Licensee may be required by applicable securities laws and/or or regulations and/or the demand of a government authority, to disclose information that may include such names as well as Confidential Information of BIU and/or BIRAD provided however, that such disclosure will be made only to the extent and in the scope, the Licensee is reasonably required to in order to comply with the requirement.

13.3.	Entire Agreement. This Agreement is the sole agreement with respect to the subject matter hereof and except as expressly set forth herein, supersedes all other agreements and understandings between the parties with respect to the same.

13.4.	Notices. Unless otherwise specifically provided, all notices required or permitted by this Agreement shall be in writing and may be delivered personally, or may be sent by facsimile, overnight delivery or certified mail, return receipt requested, to the following addresses, unless the parties are subsequently notified of any change of address in accordance with this Section 12.3:

If to Licensee:	Clearmind Medicine Inc., 101–1220 W 6 Ave, Vancouver, BC, V6H1A5 British Columbia, Canada Att: CEO, Adi Zuloff Shani at adi@clearmindmedicine.com With a copy to irispa@shibolet.com

If to BIRAD:	BIRAD Research and Development Company Ltd. Bar Ilan University Ramat Gan 5290002 Israel Attention: info@birad.biz and legal@birad.biz

Any notice shall be deemed to have been received as follows: (a) by personal delivery, upon receipt; (b) by email or overnight delivery, one business day after transmission or dispatch; (c) by certified mail, as evidenced by the return receipt. If notice is sent by email, a confirming copy of the same shall be sent by mail to the same address.

13.5.	Governing Law and Jurisdiction. This Agreement will be governed by, and construed in accordance with, the laws Israel, without giving effect to any choice or conflict of law provision, except that questions affecting the construction and effect of any patent shall be determined by the law of the country in which the patent shall have been granted. The parties hereby agree that the competent court in Tel Aviv, Israel shall have sole and exclusive jurisdiction over any and all matters arising from this Agreement.

13.6.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors and permitted assigns.

13.7.	Headings. Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

13.8.	Counterparts. The parties may execute this Agreement in two or more counterparts, each of which shall be deemed an original.

13.9.	Amendment; Waiver. This Agreement may be amended, modified, superseded or canceled, and any of the terms may be waived, only by a written instrument executed by each party or, in the case of waiver, by the party waiving compliance. The delay or failure of either party at any time or times to require performance of any provisions hereof shall in no manner affect the rights at a later time to enforce the same. No waiver by either party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

13.10.	No Agency or Partnership. Nothing contained in this Agreement shall give either party the right to bind the other, or be deemed to constitute either party as agent for or partner of the other or any third party.

13.11.	Assignment and Successors. This Agreement may not be assigned by either party without the consent of the other, which consent shall not be unreasonably withheld, except that Licensee may, without such consent, assign this Agreement and the rights, obligations and interests of Licensee to any purchaser of all or substantially all of its assets to which the subject matter of this Agreement relates, or to any successor entity resulting from any merger or consolidation of such party with or into such entity; provided, in each case, that the assignee agrees in writing to be bound by the terms of this Agreement. Any assignment purported or attempted to be made in violation of the terms of this Section 13.10 shall be null and void and of no legal effect.

13.12.	Force Majeure. Neither party will be responsible for delays resulting from causes beyond the reasonable control of such party, including, without limitation, fire, explosion, flood, war, strike, or riot, provided that the nonperforming party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed.

13.13.	Interpretation. Each party hereto acknowledges and agrees that: (a) it and/or its counsel reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to both parties hereto and not in favor of or against either party, regardless of which party was generally responsible for the preparation of this Agreement.

13.14.	Severability. If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the parties that the remainder of this Agreement shall not be affected.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

BIRAD Research and Development Company Ltd.	Clearmind Medicine Inc.

By:	By:

Name:	Name:

Title:	Title:

I, the undersigned, hereby confirm that I have read the Agreement, that its contents are acceptable to me and that I will act in accordance with its terms.

Prof. Gal Yadid

Exhibit A

Development and Commercialization’s Milestone

Exhibit A shall be attached by the Parties at a later stage, pending Licensee’s fund-raising status, and subject to the approval of Licensee’s board of directors.

Exhibit B

Development Plan

Exhibit B shall be attached by the Parties at a later stage, pending Licensee’s fund-raising status, and subject to the approval of Licensee’s board of directors.

Exhibit C

Joint Patent

USE OF 5-METHOXY-2-AMINOINDAN (“MEAI”) IN METHODS FOR TREATING COCAINE ADDICTION

PCT application PCT/IB2023/055591; filing date: 31/5/23, published Dec. 1st WO2023233329

BIRAD’s ref. # 7761

Exhibit D

Sponsored Research Agreement